UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Explanatory Note

On August 20, 2025, Ascentage Pharma Group International (“Ascentage Pharma” or the “Company”) issued a press release entitled, “Ascentage Pharma Reports 2025 Interim Unaudited Six Months Financial Results and Business Updates”. A copy of the press release is furnished as Exhibit 99.1 to this Report. On August 21, 2025, Ascentage Pharma Group International posted an announcement on the Hong Kong Stock Exchange entitled, “Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2025”. A copy of the announcement is furnished as Exhibit 99.2 to this Report.

Approval of New Form of Indemnification Agreement and Interest Payments

As previously disclosed, on July 17, 2025, the Company closed an offshore placement and top-up subscription of new shares pursuant to which Dajun Yang Dynasty Trust, an affiliate of the Company’s Chief Executive Officer, Dajun Yang, M.D., Ph.D. (the “Vendor”), offered and sold 22 million ordinary shares, par value US$0.0001 per share, of the Company at a price of HKD68.60 per share and 22 million new ordinary shares were issued to the Vendor at a price of HKD68.60, resulting in net proceeds to the Company of approximately HKD1,492 million (approximately US$190.1 million based on an exchange rate of 1 USD to 7.85 HKD).

Given the advantages realized by the Company through the use of the above top-up placement, and the Company’s January 2023 top-up placement, the Company’s Board considered and approved certain amendments to the indemnification agreement for its directors and officers (“Indemnification Agreement”). The Indemnification Agreement amends the existing form of indemnification agreement, filed as Exhibit 4.1 to the Company’s most recent annual report on Form 20-F, to provide for indemnification of affiliates of an indemnitee for any action or inaction taken by the indemnitee in the role of an officer or director of the Company, or by such affiliates in their capacity of a shareholder of the Company, for actions taken at the request of the Company (each such affiliate and indemnitee, an “Indemnified Person”) and approved, as necessary, by the Company’s Board. There were no other substantive changes made to the existing form of indemnification agreement. In addition, considering that the underlying structure of these top-up placements represents a de-facto share-loan arrangement, whereby Indemnified Persons loaned ordinary shares for specific period of days, respectively, the Board considered and approved the payment of up to $600,000 in interest payments to those Indemnified Persons that enabled the successful completion of those top-up placements.

The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of indemnification agreement, which is filed as Exhibit 99.3 to this report on Form 6-K and is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press release dated August 20, 2025
99.2	Announcement dated August 21, 2025
99.3	Indemnification Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: August 21, 2025	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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